May 29, 2012

Via Facsimile and U.S. Mail

Christian Windsor
Special Counsel
Division of Corporation Finance
United State Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Prosper Funding LLC
Amendment No. 1 to Registration Statement on Form S-1
Filed April 23, 2012
File No. 333-179941

Dear Mr. Windsor:

On behalf of Prosper Funding LLC, a Delaware limited liability company (“Prosper Funding” or the “Company”), we are providing the following responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated May 11, 2012, with respect to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-179941) initially filed with the Commission on March 7, 2012 (the “Registration Statement”).  The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

•	State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

Response:  In response to this comment we have revised the Registration Statement to include the information requested by the Staff’s comment.

2.
On page 12 you indicate that you are not liable in the event that the Prosper Rating for a particular note does not accurately reflect the criteria provided in the registration statement for Prosper Rating.  Please provide the staff with your detailed legal analysis as to why Securities Act liability would not attach in the event a Prosper Rating proved to be false.  Revise your disclosure to be consistent with your response.

Response:  We respectfully submit that the statement referred to in the Staff’s comment does not indicate that the Company is not liable in the event that the Prosper Rating for a particular note does not accurately reflect the criteria provided in the registration statement for Prosper Rating.  Instead, the disclosure referred to in the Staff’s comment is intended to alert investors to the fact that it is possible that the a credit score may be based on inaccurate information through no fault of the Company.  In such circumstances, the Company would not be obligated to repurchase the note under the terms of the indenture, the note, or any of the other agreements associated with the platform.

3.
We note your response to comment 6 and await your revisions.  In providing revised disclosure, please clarify the “certain restrictions” and “formalities” that you believe contribute to bankruptcy remoteness.  Please also provide us with an analysis, supported by appropriate bankruptcy cases, statutory references or other authority that supports your conclusion that you will not be consolidated in the event of Prosper Marketplace’s bankruptcy.  Make conforming changes to your Risk Factors, your disclosure on page 79 and elsewhere in the document.  The staff and investors must have a reasonable understanding of the basis for your statements that the structure of Prosper Funding will result in its being bankruptcy remote from Prosper Marketplace’s creditors.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

Response:

Revised Disclosure

In response to this comment we have replaced the second paragraph and the three bullet points that follow on page 82 (page 79 in Amendment No. 1), under “INFORMATION ABOUT PROSPER FUNDING LLC - Overview,” with the following text:

PMI developed the platform and owns the proprietary technology that makes operation of the platform possible.  We have entered into a Servicing Agreement with PMI pursuant to which PMI has licensed to us the right to operate the platform, and we have appointed PMI to provide certain administrative services relating to the platform (the “Servicing Agreement”).   We have been organized and will be operated in a manner that is intended (i) to minimize the likelihood that we will become subject to a voluntary or involuntary bankruptcy or similar proceeding, and (ii) to minimize the likelihood that we would be substantively consolidated with PMI in the event of PMI’s bankruptcy and thus have our assets subjected to claims of PMI’s creditors.  We believe we have achieved this by imposing through our organizational documents and covenants in the indenture certain restrictions on our activities and certain formalities designed to reinforce our status as a distinct entity from PMI.  In addition, in the Servicing Agreement PMI has agreed to observe the “separateness covenants” described below as they relate to us in its dealings with us and third parties.

Restrictions that we believe minimize the likelihood that we will become subject to a voluntary or involuntary bankruptcy or similar proceeding include the following:

•
Our permissible activities are limited to operating the platform, including entering into the related registration agreements with our members; purchasing, owning, financing and pledging the borrower loans; issuing and selling the Notes; entering into the Servicing Agreement (or, if applicable, a similar agreement with another entity acting as servicer); entering into agreements with third parties (such as WebBank, FOLIOfn Investments, Inc. and a back-up servicer) regarding the purchase and administration of the borrower loans, our own management and operations, and the issuing, paying, sale and administration of the Notes and other obligations; making requisite filings with the SEC, and issuing and furnishing prospectuses and other offering materials; and certain related activities.  So long as any Note is outstanding, we are not permitted to engage in any other business.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

•
So long as any Note is outstanding, we are prohibited from incurring any debt, from guarantying the obligations of any other person, including PMI and our other affiliates, or acquiring any assets except in connection with the permitted activities described above.

•
So long as any Note is outstanding, we are required to have at all times two independent directors whose consent is required for us to take certain extraordinary actions, including filing for bankruptcy.

Because our activities are essentially limited to operating the platform, dealing with borrower loans and issuing Notes, and we are prohibited from incurring any debt for borrowed money other than the Notes, or liabilities to third parties other than those arising under the agreements we are permitted to enter into, as described above, we should not be subject to the claims of any creditors unrelated to our permissible activities.  With the exception of our limited repurchase obligations, the Note holders do not have recourse to us for payment of their Notes and must rely on the corresponding borrower loans for payment.  We expect to be adequately capitalized, and that our capitalization together with the fee income that we earn will be sufficient to meet all of our monetary obligations to the third parties with whom we contract in order to operate our business.  Accordingly, we do not expect to have creditors holding unsatisfied claims against us who could seek to place us into bankruptcy involuntarily.  For the same reason, we believe it is unlikely that we would become insolvent.  We do not believe that our independent directors would approve a voluntary bankruptcy filing, even if such a filing might be advantageous to PMI or our other affiliates, if we are not insolvent in our own right unless another basis for such a filing exists at the time consistent with their fiduciary duty.

Restrictions that we believe minimize the likelihood that we would be substantively consolidated with PMI in the event of PMI’s bankruptcy and thus have our assets subjected to claims of PMI’s creditors include the following (“separateness covenants”):

•	We are required to maintain our own separate books and records and bank accounts;

•	At all times we are required to hold ourselves out to the public and all other persons as a legal entity separate from PMI and any other person;

•	We are required to have a board of directors separate from that of PMI and any other person;

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

•
We are required to file our own tax returns, if any, as may be required under applicable law, to the extent we are (1) not part of a consolidated group filing a consolidated return or returns or (2) not treated as a division for tax purposes of another taxpayer, and we must pay any taxes so required to be paid under applicable law;

•	Except as contemplated by the agreements we enter into in connection with our permissible activities, we may not commingle our assets with assets of PMI or any other person;

•	We are required to conduct our business in our own name and to strictly comply with all organizational formalities to maintain our separate existence;

•	We are required to maintain separate financial statements;

•	We are required to pay our own liabilities only out of our own funds;

•	We are required to maintain an arm’s length relationship with PMI and our other affiliates;

•	We are required to pay the salaries of our own employees, if any;

•	We are prohibited from holding out our credit or assets as being available to satisfy the obligations of others;

•	We are required to allocate fairly and reasonably any overhead for shared office space;

•	We are required to use separate stationery, invoices and checks;

•	Except as contemplated by the agreements we enter into in connection with our permissible activities, we are prohibited from pledging our assets for the benefit of any other person;

•	We are required to correct any known misunderstanding regarding our separate identity;

•	We are required to maintain adequate capital in light of our contemplated business purpose, transactions and liabilities;

•
Our board of directors is required to meet at least annually or act pursuant to written consent and keep minutes of such meetings and actions, and we are required to observe all other Delaware limited liability company formalities;

•	We are prohibited from acquiring any securities of PMI; and

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

•	Our directors, officers, agents and other representatives are required to act at all times with respect to us consistently and in furtherance of the foregoing and in our best interests.

Substantive consolidation is a judicially developed equitable doctrine that permits a bankruptcy court, in appropriate circumstances, to disregard the legal separateness of a debtor and a related entity, which may or may not itself be a debtor in bankruptcy, and merge their respective assets and liabilities for bankruptcy purposes.  Substantive consolidation typically results in the pooling of all assets and liabilities of the entities to be consolidated, the satisfaction of liabilities from the resulting common fund of assets, and the elimination of all duplicate and inter-entity claims.  While the formulation for the standard to apply in determining whether two or more entities should be substantively consolidated in bankruptcy has varied somewhat as among the different courts that have considered such cases, the three most commonly cited tests are as follows:

•
The proponent seeking substantive consolidation must establish either (1) the entities pre-petition disregarded their separateness so significantly that their creditors relied on the breakdown of entity borders and treated them as one legal entity, or (2) post-petition that the assets and liabilities of the entities are so scrambled that separating them is prohibitive and hurts all creditors.

•
The court must determine (1) whether creditors dealt with the entities as a single economic unit and did not rely on their separate identity in extending credit or (2) whether the affairs of the two entities are so entangled that consolidation will benefit all creditors.

•
The proponent of consolidation must make a prima facie case demonstrating that (1) there is substantial identity between the entities to be consolidated and (2) consolidation is necessary to avoid some harm or to realize some benefit.  Once the proponent for consolidation has made this showing, the burden shifts to an objecting creditor to show that (1) it has relied on the separate credit of one of the entities to be consolidated and (2) it will be prejudiced by substantive consolidation.

Adherence to the separateness covenants by both us and PMI should negate any argument that our respective assets are impermissibly entangled or impossible to separate.  It should be neither difficult nor costly to ascertain our respective assets and liabilities.

Similarly, creditors of PMI should not be able to demonstrate that they dealt with PMI and us as a single economic unit, and our creditors are not relying on PMI for either the payment of our Notes or the performance of our obligations under the agreements we enter into in connection with our permissible activities (other than PMI’s performance, for our benefit, of its obligations under the Servicing Agreement, and PMI’s own indemnification obligations referred to below).  Once we commence our offering of the Notes, (1) the website through which PMI previously operated the platform will have been modified to clearly indicate that borrower members and lender members are dealing with us and not PMI, (2) all new borrower registration agreements and lender registration agreements will be entered into with us and not PMI, and (3) all agreements with third parties (such as WebBank, FOLIOfn Investments, Inc. and a back-up servicer) will have been modified such that the rights and obligations of PMI under such agreements, formerly applicable to the period when PMI operated the platform, will have been assigned to and assumed by us

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

 (other than certain indemnification obligations in favor of third parties that will be retained by PMI, and certain other miscellaneous provisions which should not expose PMI to financial liability).  Accordingly, all of our creditors should clearly understand that they are looking to us for the payment and performance of our obligations to them, and that PMI is not liable to them for our obligations.  We believe the purchasers of our Notes will clearly be relying on us being a legal entity separate and distinct from PMI in making their investment decisions and would be prejudiced if we were substantively consolidated with PMI.  Once we commence our offering of the Notes PMI will no longer be obligated to third parties under the agreements related to operating the platform except as noted above.  There should not be creditors of PMI who would be successful in arguing that they relied on our assets and creditworthiness in extending credit to PMI.  Finally, all relevant legal formalities required to support our legal existence as a Delaware limited liability company separate and distinct from PMI will be strictly observed.

Risk Factors

We have also made conforming changes to two of the risk factors:

On page 22, in the risk factor captioned “Although we have been organized in a manner that is intended to minimize the likelihood that we will become subject to a bankruptcy proceeding, if this were to occur, the rights of the holders of the Notes could be uncertain, and payments on the Notes may be limited, suspended or stopped.   The recovery, if any, of a holder on a Note may therefore be substantially delayed and substantially less than the principal and interest due and to become due on the Note,” we revised the second sentence to read “For example, we have structured our limited liability company agreement, and agreed to covenants in the indenture, to limit our activities in a manner that is intended to limit the possibility that we could be required to file for bankruptcy.”  Immediately following that sentence we have added “For a description of such restrictions, see “Information about Prosper Funding LLC.”

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

On page 23, in the risk factor captioned “Although we have been organized in a manner that is intended to prevent us from being substantively consolidated with PMI in the event of PMI’s bankruptcy, if we were substantively consolidated in this manner, the rights of the holders of the Notes could be uncertain, and payments on the Notes may be limited, suspended or stopped  The recovery, if any, of a holder on a Note may therefore be substantially delayed and substantially less than the principal and interest due and to become due on the Note,” we have revised the last sentence (paragraph) to read “For a discussion of the restrictions we have imposed upon ourselves and the formalities we have adopted under our organizational documents and agreed to in the indenture to prevent our being substantively consolidated with PMI in the event of PMI’s bankruptcy, see “Information about Prosper Funding LLC.”

Legal Analysis

The Staff requested an analysis, supported by authority, of our conclusion that in a bankruptcy of PMI the Company would not be substantively consolidated with PMI.  For the facts relevant to the analysis, we refer the Staff to the revised text that appears above for use in the discussion under “INFORMATION ABOUT PROSPER FUNDING LLC - Overview.”  A far more complete legal analysis will be included in the legal opinion addressing the risk of substantive consolidation.  When the facts are sufficiently developed (e.g., negotiations with third parties have been completed), we are prepared to provide a copy of our opinion to the Staff on a supplemental basis pursuant to Rule 418 of Regulation C.  As permitted by Rule 418, we will request that the Staff return the opinion to us as soon as practicable after the effectiveness of the Registration Statement.  In advance of sharing a draft of the legal opinion with the Staff, set forth below is the relevant authority for the legal standards discussed above in the proposed disclosure.

The Bankruptcy Code does not expressly permit the consolidation of the assets and liabilities of two separate debtors, or a debtor and an affiliated entity, for the benefit of all creditors of the “consolidated” entity.  Such actions, rather, arise under the equitable powers of the bankruptcy courts presiding over Bankruptcy Code proceedings.1  Although a bankruptcy court’s power of substantive consolidation derives from its general equity powers as expressed in Section 105, that section merely provides that the court may issue orders necessary to carry out the provisions of the Bankruptcy Code.  There is no direct statutory or regulatory authority or prescribed standards for substantive

1           In re Owens Corning, 419 F.3d 195, 210 (3rd Cir. 2005); Alexander vs. Compton (In re Bonham, 229 F.3d 750, 765 (9th Cir. 2000); In re Auto-Train Corp., 810 F.2d 270, 275-277 (D.C. Cir. 1987).

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

 consolidation.  Instead, judicially developed standards control whether substantive consolidation should be granted in a given case.

The modern statement of this judicial doctrine is found in the opinions of the Courts of Appeals for the Third, Second and District of Columbia Circuits in their decisions in Owens Corning,2 Augie-Restivo3 and Auto-Train,4 respectively.  Under the Third Circuit test stated in Owens Corning, the proponent seeking substantive consolidation must establish either:  “(i) the entities pre-petition disregarded their separateness so significantly that their creditors relied on the breakdown of entity borders and treated them as one legal entity, or (ii) post-petition that the assets and liabilities of the entities are so scrambled that separating them is prohibitive and hurts all creditors.”5  The Second Circuit’s formulation in Augie-Restivo6 (adopted by the Ninth Circuit)7 is (1) “whether creditors dealt with the entities as a single economic unit and did not rely on their separate identity in extending credit” and (2) “whether the affairs of the two entities are so entangled that consolidation will benefit all creditors.”  Under the District of Columbia Circuit test as stated in Auto-Train8 (also followed by the Eighth9 and Eleventh10 Circuits), the proponent of consolidation must make a prima facie case demonstrating: (1) that “there is substantial identity between the entities to be consolidated; and (2) [that] consolidation is necessary to avoid some harm or to realize some benefit.”  Once the proponent for consolidation has made this showing, “the burden shifts to an objecting creditor to show that (1) it has relied on the separate credit of one of the entities to be consolidated; and (2) it will be prejudiced by substantive consolidation.”11  Although the D.C. Circuit’s test -- to establish a prima facie case by requiring only that consolidation avoid some harm or realize some benefit12 -- states a

2           In re Owens Corning, 419 F.3d 195.

3           Union Savings Bank v. Augie/Restivo Baking Co. (In re Augie/Restivo Baking Co.), 860 F.2d 515 (2d Cir. 1988).

4           Drabkin v. Midland-Ross Corp. (In re Auto-Train Corp., Inc.), 810 F.2d 270 (D.C. Cir. 1987).

5           Owens Corning, 419 F.3d at 211.

6           Augie/Restivo Baking Co., 860 F.2d at 518.

7           Alexander v. Compton (In re Bonham), 229 F.3d 750, 751 (9th Cir. 2000).

8           Auto-Train, 810 F.2d at 276.

9           In re Gilles, 962 F.2d 796, 799 (8th Cir. 1992).

10           Eastgroup Properties v. S. Motel Ass'n, Ltd., 935 F.2d 245, 249 (11th Cir. 1991).

11           Auto-Train, 810 F.2d at 276.

12           See, e.g., Eastgroup Properties v. Southern Motel Assoc., Ltd., 935 F.2d 245, 248-49 (11th Cir. 1991) identifying a “‘modern’ or ‘liberal’ trend toward allowing substantive consolidation, which has its genesis in the increased judicial recognition of the widespread use of interrelated corporate structures by subsidiary corporations operating under a parent entity’s corporate umbrella for tax and business purposes) (citing In re Murray Indus., 119 B.R. 820, 828 (Bankr. M.D. Fla. 1990) and In re Vecco Constr. Indus., 4 B.R. 407, 409 (Bankr. E.D. Va. 1980)); but, compare Owens Corning, at 207, 209 (denying a “liberal trend” and citing “nearly unanimous” support for a rule that substantive consolidation should be used sparingly).

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

less severe standard than the tests adopted by the Second and Third Circuits, those courts following the Auto-Train test will substantively consolidate only in the absence of actual reliance by a creditor on the separateness of the entities that is prejudiced by consolidation unless the benefits of substantive consolidation "heavily outweigh" the harm to the objecting creditor harmed by consolidation.  The Courts of Appeals’ decisions uniformly deny consolidation if separate assets and liabilities of the entities can be identified and there is reliance by a significant creditor on the separateness of the entities.13

Historically, the analysis of substantive consolidation is rooted in the theory of piercing the corporate veil, in which a series of factors are considered in making a determination as to whether one debtor is the alter-ego of the other.  Courts taking this approach have not relied on a single dispositive factor, but instead have scrutinized a number of significant elements.   One list of factors taken from the older alter ego veil piercing case is collected in the Tenth Circuit’s opinion in Fish v. East.14

13           Owens Corning, 419 F.3d at 212 (“Where, as in the instant case, creditors . . . knowingly made loans to separate entities and no irremediable commingling of assets has occurred, a creditor cannot be made to sacrifice the priority of its claims against its debtor by fiat based on the bankruptcy court’s speculation that it knows the creditor’s interests better than does the creditor itself.”).  The Third Circuit’s Owens Corning decision stated that lenders are entitled to structure their financial arrangements with a borrower in reliance on the separateness of related entities, and that “a lender, in bankruptcy or out, [is entitled] to look to any (or all) guarantor(s) for payment when the time comes.”  Id. At 213.  The court found that the debtor and the bank creditors specifically negotiated the lending transaction in question premised on the separateness of all Owens Corning entities. Id. at 212-14.  The court rejected an argument by the proponents of substantive consolidation that the failure of the bank creditors to obtain separate financial statements for each of the individual Owens Corning entities demonstrated a lack of reliance.   Id. at 213.  The court stated:  “We agree with the Banks that ‘the reliance inquiry is not an inquiry into the lenders’ internal credit metrics.  Rather it is about the fact that the credit decision was made in reliance on the existence of separate entities . . .’”  Id. at 214 (emphasis in original).

14         114 F.2d 177, 191 (10th Cir. 1940):

a.	The parent corporation owns all or a majority of the capital stock of the subsidiary.

b.	The parent and subsidiary corporations have common directors or officers.

c.	The parent corporation finances the subsidiary.

d.	The parent corporation subscribes to all the capital stock of the subsidiary or otherwise causes its incorporation.

e.	The subsidiary has grossly inadequate capital.

f.	The parent corporation pays the salaries or expenses or losses of the subsidiary.

g.	The subsidiary has substantially no business except with the parent corporation or no assets except those conveyed to it by the parent corporation.

h.	In the papers of the parent corporation, and in the statements of its officers, "the subsidiary" is referred to as such or as a department or division.

i.	The directors or executives of the subsidiary do not act independently in the interest of the subsidiary but take direction from the parent corporation.

j.	The formal legal requirements of the subsidiary as a separate and independent corporation are not observed.

See also Eastgroup, 935 F.2d at 249-50; In re Tureaud, 45 B.R. 658, 662 (Bankr. N. D. Okla. 1985), aff’d, 59 B.R. 973 (N.D. Okla. 1986), and In re Gulfco, 593 F.2d 921 (10th Cir. 1979); For a similar, but somewhat longer list, see In re Drexel Burnham Lambert Group, Inc., 138 B.R. 723, 764 (Bankr. S.D.N.Y. 1992) (citing cases); see also In re Giller, 962 F.2d 796, 798-99 (8th Cir. 1992); In re Affiliated Foods, Inc., 249 B.R. 770, 776-84 (Bankr. W. D. Mo. 2000); In re Apex Oil Co., 118 B.R. 683, 692-93 (Bankr. E.D. Mo. 1990) (relying, in part, on such factors, but also considering fairness of substantive consolidation to creditors).

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

The second commonly cited list of factors appears in In re Vecco Constr. Indus.15  These factors have often been cited as “relevant to determining whether equitable treatment will result from substantive consolidation,” Augie/Restivo, 860 F.2d at 518 (citations omitted), but there is no clear rule as to the weight which should be given to any of the foregoing factors.  Indeed, many of the “elements” are present in most bankruptcy cases involving affiliated companies or a holding company structure but do not necessarily lead to substantive consolidation.  As the Owens Corning court observed, “too often the factors in a checklist fail to separate the unimportant from the important, or even to set out a standard to make the attempt.”16  The Third Circuit and other courts have noted that some of these factors, particularly the “consolidation of financial statements,” “difficulty of separating assets,” “commingling of assets,” and “profitability to all creditors,” may be more important than others.17  The Second Circuit, in Augie/Restivo, has stated that all these considerations:

15           4 B.R. 407, 410 (Bankr E.D. Va. 1986):

a.	the degree of difficulty in segregating and ascertaining individual assets and liabilities;

b.	the presence or absence of consolidated financial statements;

c.	profitability of consolidation at a single physical location;

d.	the commingling of assets and business functions;

e.	the unity of interests and ownership between the various corporate entities;

f.	the existence of parent or intercorporate guarantees or loans; and

g.	the transfer of assets without formal observance of corporate formalities.

16          Owens Corning, at 210.

17           Owens Corning, 419 F.3d at 210-11;  see also Morse Operations, Inc. v. Robins Le-Cocq, Inc., (In re Lease-A-Fleet, Inc.), 141 B.R. 869, 877 (Bankr. E.D. Pa. 1992) (noting that, in that particular case, “the more important factors” have not been alleged or asserted “with any degree of particularity”);  R2 Investments, LDC v. World Access, Inc. (In re World Access, Inc.), 301 B.R. 217, 276 (Bankr. N.D. Ill. 2003).  Conversely, Augie/Restivo, 860 F.2d at 519, and Owens Corning, 419 F.3d at 212, point to explicit guarantees as indicia of separateness.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

. . . are merely variants of two critical factors:  (i) whether creditors dealt with the entities as a single economic unit and did not rely on their separate identity in extending credit; . . . or (ii) whether the affairs of the debtors are so entangled that consolidation will benefit all creditors.18

In application, the Augie/Restivo approach to substantive consolidation is a balancing-of-prejudices analysis that emphasizes the harm to creditors based on their expectations and reliance in extending credit:

[C]reditors who make loans on the basis of the financial status of a separate entity expect to be able to look to the assets of their particular borrower for satisfaction of that loan.  Such lenders structure their loans according to their expectations regarding that borrower and do not anticipate either having the assets of a more sound company available in the case of insolvency or having the creditors of a less sound debtor compete for the borrower’s assets.  Such expectations create significant equities.  Moreover, lenders’ expectations are central to the calculation of interest rates and other terms of loans, and fulfilling those expectations is therefore important to the efficiency of credit markets.  Such efficiency will be undermined by imposing substantive consolidation in circumstances in which creditors believed they were dealing with separate entities.19

A number of courts applying the Augie/Restivo test, however, look to the laundry list of factors in Vecco and Kheel, to determine whether either of the two “critical’ factors have

18           Id.  (citations omitted); accord, In re 599 Consumer Elecs., Inc., 195 B.R. 244 (Bankr. S.D.N.Y. 1996) (adopting the Augie/Restivo analysis).

19          Augie/Restivo, 860 F.2d at 518-19 (concluding that the course of dealing and expectations of the parties did not justify consolidation).  Other courts have restated the Augie/Restivo balancing approach in broader terms, but in effect adopted the same substantive approach.  See, e.g., In re Reider, 31 F.3d at 1108 n.7 (quoting First Nat’l Bank of El Dorado v. Giller (In re Giller), 962 F.2d 796, 799 (8th Cir. 1992) (“Factors to consider when deciding whether substantive consolidation is appropriate include 1) the necessity of consolidation due to the interrelationship among the debtors; 2) whether the benefits of consolidation outweigh the harm to creditors; and 3) prejudice resulting from not consolidating the debtors.”)).

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

been satisfied.20  Still other courts indicate that the analysis requires a formulation of the test for substantive consolidation as a balancing of prejudices — whether the harm to creditors from consolidation is outweighed by the benefits to the estate — made in light of the objective attributes constituting the relationship between the entities.21

Creditor reliance has appeared consistently22 as an important factor in substantive consolidation decisions.23   In Chemical Bank of N.Y. Trust Co. v. Kheel, 369 F.2d 845, 847 (2d Cir. 1966), the Second Circuit stated that, “The power to consolidate should be used sparingly because of the possibility of unfair treatment of creditors of a corporate debtor who have dealt solely with that debtor without knowledge of its interrelationship with others.”24  In upholding the order for substantive consolidation, the Court found, however, that the bank creditor had failed to meet its burden of showing reliance on the separate credit of a subsidiary.25

20           See, e.g., Bonham, 229 F.3d at 766 (the following factors provided the factual predicates to support a conclusion that creditors had not relied on the separate credit of the entity: assets had been commingled, there was no clear demarcation of affairs, names of the entities were often commingled, a lack of independent financial statements, a lack of separate corporate tax returns, the personal involvement of a single principal with the affairs of the entities, the debtors to be consolidated were not operated as separate entities and the entities were a part of a scheme to perpetuate a fraud).

21           See, e.g., In re Reider, 31 F.3d 1102, 1107-08 (11th Cir. 1994); Woburn Associates v. Kahn (In re Hemingway Transport, Inc.), 954 F.2d 1, 11 n. 15 (1st Cir. 1992); In re Eagle-Picher Indus., Inc., 192 B.R. 903, 907-08 (Bankr. S.D. Ohio 1996); In re F.W.D.C., Inc., 158 B.R. 523 (Bankr. S.D. Fla. 1993); see also Eastgroup Properties v. Southern Motel Assoc., Ltd., 935 F.2d at 249 (“[T]he proponent of substantive consolidation must show that (1) there is substantial identity between the entities to be consolidated; and (2) consolidation is necessary to avoid some harm or to realize some benefit.”).

22           Substantive consolidation cases which arose under the Bankruptcy Act of 1898, 30 Stat. 544 (repealed 1978), continue to be good law because the Bankruptcy Code does not change any policy on substantive consolidation.  In re Parkway Calabasas Ltd., 89 B.R. 832 (Bankr. C.D. Cal. 1988).

23           See, e.g., In re Auto-Train Corp., 810 F.2d 270 (D.C. Cir. 1987) (a nunc pro tunc order consolidating a subsidiary into its parent’s bankruptcy estate may only be made when creditors have not relied on the separate credit of the subsidiary); In re Flora Mir Candy Co., 432 F.2d 1060, 1060-63 (2d Cir. 1970) (denying substantive consolidation where the objecting creditors relied on the credit of a pre-merger separate entity and not the credit of a consolidated group);   In re 599 Consumer Elecs., Inc., 195 B.R. 244 (Bankr. S.D.N.Y. 1996) (substantive consolidation permitted if creditor viewed debtor as single entity not if debtors viewed themselves as one enterprise);  In re Mortgage Investment Co., 111 B.R. 604, 609-10 (Bankr. W.D. 1990) (no reliance on separate credit of mortgage real estate company and holding company by creditor permits substantive consolidation); In re Bounds, 112 B.R. 308, 309 (Bankr. E.D. Mo. 1990) (despite some cross-collateralization, substantive consolidation was denied because not all creditors dealt with individual debtors as partnership).

24           Id.

25           Id.  Collier takes a similar view of the importance of creditor reliance, noting that the key factual consideration allowing substantive consolidation in Stone v. Eacho, was the failure of the record to show that any creditors of the subsidiary intended to extend credit particularly to the subsidiary, Collier ¶1100.06, at 1100-38, and pointing to a similar lack of reliance in Soviero v. Franklin Nat’l Bank of Long Island (328 F.2d 446 (2d Cir. 1964)), where creditors dealt with the debtor and its affiliates as one corporation and failed to demonstrate any reliance upon the credit of any separate judicial entity.  Id. at 1100-40.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

We also note that several cases have considered the following factor:  whether “by . . . ignoring the separate corporate entity of the [subsidiaries] and consolidating the proceeding . . . with those of the parent corporation . . . all the creditors receive that equality of treatment which it is the purpose of the bankruptcy act to afford.”26  Arguably, these cases reflect “the courts’ recognition of the increasingly widespread existence in the business world of parent and subsidiary corporations with interrelated corporate structures and functions”27 and suggest that, in the absence of harm or prejudice to any particular group, a court would be less concerned with traditional concepts of actual or constructive blameworthy behavior.  There are bankruptcy court decisions in which courts have ordered substantive consolidation where consolidation would enhance the debtors' chances of successful reorganization.28  It is important, however, to note that the courts in these cases have emphasized the absence of any harm or prejudice to any particular group or have concluded, after considering the equities, that any harm or prejudice is outweighed by the benefits of substantive consolidation.29

The United States Courts of Appeals for the Second Circuit and the Third Circuit, however, have ruled that merely furthering the reorganization effort is not, in the absence of the more traditional factors, enough to warrant substantive consolidation.30

26           Stone v. Eacho, 127 F.2d 284, 288 (4th Cir. 1942); see also In re Richton Intern. Corp., 12 B.R. 555, 558 (Bankr. S.D.N.Y. 1981) (considering, as a key factor, that consolidation “will yield an equitable treatment of creditors without any undue prejudice to any particular group”); In re Manzey Land & Cattle Co., 17 B.R. 332, 332 (Bankr. D.S.D. 1982); In re Food Fair, Inc., 10 B.R. 123, 127 (Bankr. S.D.N.Y. 1981).

27           In re F. A. Potts & Co., Inc., 23 B.R. 569, 571 (Bankr. E.D. Pa. 1982); see also Eastgroup Props., 935 F.2d at 248-49 (noting a “modern” or “liberal” trend toward allowing substantive consolidation in “recognition of the widespread use of interrelated corporate structures by subsidiary corporations operating under a parent entity’s corporate umbrella”) (quoting In re Murray Indus., 119 B.R. 820, 828-29 (Bankr. M.D. Fla. 1990)); Richton Int’l Corp., 12 B.R. at 555; In re Vecco Const. Indus., Inc., 4 B.R. 407 (Bankr. E.D. Va. 1980); In re Interstate Stores, Inc., 1 B.R. 755 (Bankr. S.D.N.Y. 1980); Seth D. Amera & Alan Kolod, Substantive Consolidation: Getting Back to Basics, 14 Am. Bankr. Inst. L. Rev. 1 (2006);  but see Owens Corning, 419 F.3d at 209, n.15 ("[t]hus we disagree with the assertion of a 'liberal trend' toward increased use of substantive consolidation.")

28           Manzey Land & Cattle, 17 B.R. at 338; F.A. Potts & Co., 23 B.R. at 573; Murray Indus., 119 B.R. at 832; Nite Lite Inns, 17 B.R. 367 (Bankr. S.D. Cal . 1982).

29           See also In re Silver, 2 Bankr. Ct. Dec. 470 (Bankr. D. Minn. 1976).

30           In Augie/Restivo, the Second Circuit found that consolidation would unfairly prejudice the principal creditor of one of the debtors.  Augie/Restivo, 860 F.2d at 520.  In Owens Corning, the Third Circuit stated: “Mere benefit to the administration of the case (for example, allowing a court to simplify a case by avoiding other issues or to make postpetition accounting more convenient) is hardly a harm calling substantive consolidation into play.”  Owens Corning, 419 F.3d at 211.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

The variety of judicial approaches and the fluidity and uncertainty associated with the judicial development of these standards has been noted by several courts; it is best typified by the often-paraphrased comment “that as to substantive consolidation, precedents are of little value, thereby making each analysis on a case by case basis.”31  This ad hoc approach has resulted in a lack of clear-cut standards, and the relevant factors, the weight to be attached to such factors and the significance of competing considerations offered by objectors to substantive consolidation remain largely unsettled.  As noted above, although two broad themes have emerged from substantive consolidation case law,32 the results of these tests are not consistent:  the application of one test may very well yield a result different from that achieved using another test.  Accordingly, any analysis of substantive consolidation risk is subject to the general qualification that, in any given instance, there can be no guaranty as to whether substantive consolidation would or would not be granted by a court exercising its discretionary equitable authority.

While substantive consolidation was originally developed in the corporate context, the standards have more recently been applied in the context of partnerships and limited liability companies.  Courts have ordered substantive consolidation of a general partnership with its general partners,33 a corporation with individuals,34 and individuals with corporations.35  Applicable state laws under which limited liability companies are formed establish the separateness of such entities from their partners and members with equivalent or greater specificity than do state laws applicable to corporations.36

We believe that a bankruptcy court considering the issue of substantive consolidation of a Delaware limited liability company with another entity would apply the general principles of substantive consolidation that have been developed in cases under the Bankruptcy Code, most of which address consolidating the assets and liabilities of one corporation with those of another corporation.

31           In re Crown Mach. & Welding, Inc., 100 B.R. 25, 27-28 (Bankr. D. Mont. 1989).

32           Bonham, 229 F.3d at 765.

33           F.D.I.C. v. Colonial Realty Co., 966 F.2d 57 (2d Cir. 1992).

34           Holywell Corp. v. The Bank of New York, 59 B.R. 340 (S.D. Fla. 1986), dismissed sub nom. Miami Ctr. Ltd. P’ship v. Bank of N.Y., 820 F.2d 376 (11th Cir. 1987).

35           In re Baker & Getty Fin. Servs., Inc., 78 B.R. 139 (Bankr. N.D. Ohio 1987).

36           See 6 Del. Code Ann §§ 18-303, 18-701 (1995).

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

4.
We note your response to comment 5 where you have analogized your structure to a Series Trust; however, you do not provide corresponding disclosure under Regulation AB.  Please provide your analysis as to why the structure you have proposed does not require disclosure under Regulation AB.

Response:  Our response to comment 5 was not intended to suggest that we believed that our structure should be subject to the same disclosures as a series trust or any other asset-backed issuer.  Instead, it was intended to suggest that the structure is consistent with the structure that is routinely used in other offerings involving bankruptcy-remote vehicles.  Although our structure is similar to the structure employed by an asset-backed issuer, as noted in our prior response, our Notes do not meet the definition of asset-backed securities and we do not meet the definition of an asset-backed issuer.   In this regard, as noted previously, an “asset-backed security” is a security that is serviced by the cash flows of a discrete “pool” of assets.  Our Notes are not serviced by the cash flows of a “pool” of assets.  Rather, each Note is serviced by the cash flow of a single underlying loan.  We do not pool loans or any other assets in order to service a Note.  For that reason, the Notes do not meet the definition of “asset-backed security” in Regulation AB and we respectfully submit that we are not subject to the disclosure requirements of Regulation AB.

Notwithstanding the fact that we do not meet the definition of an asset-backed issuer, we have reviewed the disclosures of asset-backed issuers as well as other structures involving bankruptcy-remote vehicles and believe that our disclosures provide investors with all of the material information about the offering necessary for them to make an informed investment decision.  Moreover, we respectfully submit that the information provided in the Registration Statement is similar in nature to the disclosures made by REITs and other structures that use bankruptcy-remote vehicles where the servicer or manager plays an active role in the operation of the offering.

The Offering, page 3

Initial Maturity Date, page 3

5.
The staff is unable to agree with your response to comment 7 that a change in the term of the Note would not represent a fundamental change in the information set forth in the registration statement and would not constitute a material change to the plan of distribution.  Historical performance and default information for Notes with significantly different terms would be materially different from the performance you currently present in the prospectus and pose different risks.  Please provide further analysis or advise the staff that you intend to file a post-effective amendment in order to affect such a change.

Response:  In response to the Staff’s comments, we hereby confirm that we will file a post-effective amendment in order to affect a change in the term of the Notes.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

Servicing fees and Other Charges, page 5

6.
We note your disclosure that servicing fees may change in the future.  Please clarify that any change to the servicing fee will apply to notes sold after the date of the fee change.  Also, please confirm that the company will file a post effective amendment addressing the change in servicing fee, as the fee appears to be part of the calculation of the cash flows presented to investors as part of their security.  The change in fee structure should be considered a change, like a change to the pricing grid, that must be reflected before the change takes place.

Response:

Changes to Service Fees are Analogous to Pricing Changes

In response to this comment, we have revised our disclosures regarding servicing fees to clarify that any change to those fees will only affect Notes offered and sold after the change.  In addition, our website will always provide the pricing grid and servicing fees that are currently in effect, and all loan listings will include the applicable Note rate and servicing fee.

Nevertheless, we respectfully submit that we should be able to disclose a change to the servicing fee through a prospectus supplement, rather than through a post-effective amendment.  We believe that, from the perspective of an investor, a change to the servicing fee is analogous to a pricing change.  Prosper Marketplace, Inc. currently discloses pricing changes through prospectus supplements and we respectfully submit that we should be able to disclose a change to the servicing fee in a similar fashion.

Rule 430C under the Securities Act provides that, with respect to offerings other than those conducted in reliance on Rules 430B or 430A, information disclosed in a prospectus filed under Rule 424 shall be deemed to be included in the registration statement on the date it is first used following effectiveness.  Rule 430C contemplates that certain information, including final pricing information, may be omitted from a registration statement in accordance with Rule 409 under the Securities Act and may be provided in a Rule 424 prospectus supplement.  See Securities Offering Reform, SEC Release No. 33-8591, at 196 n.440 (Jul. 19, 2005).

We believe that Rules 409, 415 and 430C contemplate that pricing changes may be made through a prospectus supplement because such changes do not affect the fundamental nature of the issuer’s business or the structure of the debt securities being offered, but merely relate to the rate of return for a debt security.  We believe that the servicing fee is highly analogous to a pricing change. Both impact the amount that a Note holder will ultimately receive in connection with loans made through the platform.  We fail to see why, in light of the fact that Note prices may be updated through prospectus supplements, the servicing fee may only be updated through a post-effective amendment to the Registration Statement.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

A Change in Servicing Fee Does not Involve a “Fundamental Change”

In this regard we also note that Item 512 of Regulation S-K requires issuers conducting continuous offerings under Securities Act Rule 415 to represent that they will file a post-effective amendment to the registration statement to reflect events occurring after the effective date of the registration statement that constitute a “fundamental change” from the information set forth in the registration statement.  By contrast, events that constitute a “substantive change” from the information in the prospectus but that do not rise to the level of a fundamental change or, for continuous offerings conducted on Form S-1, a material change to the plan of distribution, may be disclosed in a prospectus or prospectus supplement filed under Rule 424.  See Division of Corporation Finance, Compliance and Disclosure Interpretations, Nos. 212.11, 212.20 (noting that changes for which Item 512(a)(1) does not require a post-effective amendment may be made in a prospectus supplement filed pursuant to Rule 424(b)).

The Commission intended the term “fundamental change” to encompass instances when major and substantial changes were made to an offering for which a registration statement already had been declared effective.  Adoption of Integrated Disclosure System, SEC Release No. 33-6383 (Mar. 3, 1982) (text accompanying notes 79-81).  The Commission noted that “major changes in the issuer’s operations, such as significant acquisitions or dispositions” or changes requiring a restatement of the issuer’s financial statements, would constitute a fundamental change requiring a post-effective amendment.  Id.  Significantly, the Commission stated that:

Material changes that can be stated accurately and succinctly in a short sticker will continue to be permitted. . . .  [A] registrant using a shelf registration statement for a series of debt offerings would be able to sticker the prospectus to reflect changes in interest rates, redemption, prices and maturities.  Although such information is material to any investor in the securities, it does not represent a fundamental change in the information set forth in the registration statement when all other details remain the same.

Id.  The Commission noted that, although this information would be material to investors, when other details remain the same, the aforementioned changes would not represent a fundamental change in the information set forth in the registration statement.  Id.; see also Louis Loss, Joel Seligman & Troy Paredes, Securities Regulation ch. 2.C.3(b) (4th ed. 2006) (noting that the Commission takes this position because “[i]n each of these instances, the new data are brief and unlikely to be improved by Commission review”).

While we acknowledge that the servicing fee is material to investors, a change in the servicing fee generally does not represent a fundamental change in the information set forth in the registration statement when all other aspects of the offering remain the same.  As the Commission emphasized in its release adopting Rule 415, Rules 415 and 424 allow registrants to “sticker” the prospectus to reflect changes in interest rates,

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

 redemption, prices and maturities and to proceed expeditiously with their offerings without the need then to file a post-effective amendment and wait for an order of effectiveness from the Commission.  SEC Release No. 33-6383.  Indeed, the sticker approach is to be allowed for a broad range of “material changes that can be stated accurately and succinctly in a short sticker.”  Id.

No Adverse Impact on Investor Protection

Disclosure of a change to the servicing fee in a prospectus supplement will not circumscribe the rights of investors under the federal securities laws.  Issuers are subject to liability under Section 11 and Section 12(a)(2) of the Securities Act for statements made in a prospectus supplement.  Thus, investors would not lose any meaningful protection under the Securities Act as a result of such changes.

In contrast, requiring disclosure of a change to the servicing fee in a post-effective amendment would adversely impact Prosper Funding by imposing unnecessary burdens, costs and delays on our operations.  For example, we can file a prospectus supplement without incurring any additional costs, but a post-effective amendment can cost thousands of dollars per filing.  While these costs may not be significant for larger companies, we are a small company that expects to experience continuing losses for the immediate future.

Risk Factors, page 10

Some of the borrowers on the platform have “subprime” credit ratings . . ., page 11

7.	Revise this risk factor to clarify which Prosper Ratings management believes are consistent with the designation “subprime.”

Response:  Although some loans are made on our platform to borrowers with “subprime” credit ratings, such borrowers must have previously obtained a loan through our platform, and that first loan must either have been paid off in full or, if still outstanding, must be current and must not have been more than thirty days past due at any time during the preceding twelve months. Based on the historical performance of loans to such second-time borrowers on our platform, we believe the risk profile of these loans is superior to that of loans made by traditional consumer finance lenders to borrowers who have “subprime” credit ratings and, therefore, that it would not be accurate to characterize loans on our platform to such borrowers as “subprime”. We have revised our risk factor regarding loans to such borrowers to clarify this point.

The Prosper Rating may not accurately set forth the risks . . ., page 12

8.
Revise this factor to clarify that the Prosper Rating and resulting interest rate on the notes may not adequately compensate investors for the added risks on investing in notes on the platform, including the substantial risks associated with:

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

•	the anonymous and unverified nature of the information provided in order to assign the rating and as part of the listing,

•	the fact that investors are not only exposed to the credit risk from the borrower, but also the credit risk associated with Prosper Funding.

Revise your disclosure about the Prosper Rating System and the interest rates associated with each rating to clarify which risks are priced into the interest rate and which are not discretely captured.

Response:  In response to this comment, we have revised the risk factor to describe the additional risks identified in the comment.

A borrower may request that his or her bank “chargeback” a payment . . ., page 14

9.	Revise this section to clarify the number of times that note holders have been affected by “chargebacks” over the past year.

Response:  We have revised this section to disclose the number of instances in 2011 where borrower payments were subject to chargebacks and the aggregate amount of those payments.

We are not obligated to repurchase notes except in limited circumstances, page 16

10.
We note your response to prior comment 11 and 13.  This risk factor appears to discuss two different risks, the risk to investors from your limited repurchase obligations and the risk associated with the fact that you may not have sufficient capital in the event that your estimate of your repurchase obligation is inaccurate.  Please discuss the second risk in a separate risk factor.  Also, revise the disclosure in the new risk factor to specifically address the amount of capital that you will have and PMI’s recent experience making payments under the repurchase obligation.

Response:  In response to this comment, we moved the discussion of the second risk to a separate risk factor and we revised the disclosure in the new risk factor to state the amount of capital we will receive from PMI and PMI’s recent repurchase obligations.

We are a new company and have no independent operating history, page 20

11.
Revise this risk factor to disclose Prosper Funding’s initial capitalization and the percentage of fee income it may retain rather than transfer as servicing fees under the agreement with PMI and Web Bank.

Response:  In response to this comment, we have revised the risk factor to disclose Prosper Funding’s initial capitalization and describe the fee income Prosper Funding will retain under the servicing agreement between Prosper Funding and PMI.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

If the security of our lender members’ and borrowers’ confidential information . . ., page 24

Any significant disruption in service on our website or in PMI’s computer . . ., page 24

12.
We note your disclosure that you may be exposed to risks as a result of the loss of customer data due to any accidental or willful security breaches or other unauthorized access to your systems.  We also note your disclosure that your business may suffer as a result of any significant disruption, including due to accidental or willful security breaches, in your main servicer’s systems or your website.  Please tell us whether you have experienced any such security breaches in the past.  If so, in your next amendment, please revise your disclosure to state that you have experienced such security breaches in order to provide the proper context for your risk factor disclosures.  Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Response:  To its knowledge, PMI has never experienced a security breach.

About the Offering, page 30

Our Relationship with WebBank, page 35

13.
The revised disclosure in this section references “WebBank agreements;” however, your exhibit index only lists WebBank as a party to the Loan Sale Agreement.  Please include all other agreements with WebBank as exhibits to your registration statement and describe these agreements in greater detail in this section.  In order to evaluate the disclosure in this section, we need to review these agreements.

Response:  In response to this comment, we have revised this section to identify each of the WebBank agreements and describe each agreement in greater detail.

Borrower Information and Financial Verification, page 44

14.
Revise this section to clarify if the servicing agreement requires that PMI continue to perform verification at the same levels as they have performed in the past.  Please revise this section, and the risk factor on page 10 based upon your response.  If there is no requirement to perform verifications at a specific level under the servicing contract, please discuss the impact of this upon the likelihood that these services will be performed and the resulting increase in risk to investors in notes originated by Prosper Funding.  In particular, it does not appear that Prosper Funding’s cash flows under the servicing agreement will be changed based upon the level of servicing activity.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

Response:  We have revised the “About the Platform—Borrower Identity and Financial Information Verification” section and the related risk factor to clarify that, under our servicing agreement with PMI, PMI is required to perform borrower identity and financial information verification services in the manner and to the extent contemplated in that section.

Summary of the Indenture, Notes and Servicing Agreement, page 61

15.
Revise this section to clarify how you intend to perfect the security interest granted to the indenture trustee.  Also, provide the staff with an analysis as to how these procedures are consistent with the requirements of the UCC as incorporated into the relevant state law.  Make conforming changes to your disclosure and risk factors based upon your analysis and response.

Response:  We have revised this section (now titled “Summary of Indenture, Form of Notes and Servicing Agreement—Indenture and Form of Notes—Ranking; Security Interest”) to clarify how we will perfect the security interest granted to the indenture trustee.  We have also revised the Risk Factors (under the heading “Risk Factors—Risks Related to Borrower Default—The Notes are special, limited obligations of Prosper Funding LLC only and are not directly secured by any collateral or guaranteed or insured by any third party”) to discuss the potential adverse consequences to Note holders if we fail properly to perfect the security interest.

In regard to our UCC analysis, please note that the Company will grant the Trustee a security interest over two principal categories of collateral (see Indenture Section 6.12).  The Indenture is governed by New York law (see Indenture Section 9.10).  As discussed below, the Company intends to perfect the Trustee's security interest in each category of collateral in accordance with the applicable provisions of the New York Uniform Commercial Code (the "NYUCC").

Section 6.12(a)

Pursuant to Section 6.12(a), the Company will grant the Trustee a security interest over "the Borrower Loans, including any and all promissory notes executed by or on behalf of the related borrowers evidencing such Borrower Loans and all rights of the Company under the related Borrower Registration Agreements".  Each Borrower will execute his or her Borrower Loan and Borrower Registration Agreement electronically and, accordingly, the Company will not receive loan documents with original borrower signatures.  The Company believes that the Borrower Loans constitute "payment intangibles" as defined in Section 9-102(a)(61) of the NYUCC (i.e., each Borrower Loan is a "general intangible under which the account debtor's [i.e., the borrower's] principal obligation is a monetary obligation.").  The Company further believes that any associated contract rights of the Company under the Borrower Registration Agreements constitute "general intangibles" as defined in Section 9-102(a)(42).  Pursuant to Section 9-301(a) of the NYUCC, the law of the jurisdiction in which the Company is "located" will govern the perfection of a security interest over the Company's payment intangibles and general intangibles and pursuant to Section 9-307(e) the Company will be deemed to be "located" in the state in which it is organized.  The Company is a Delaware limited liability company.  Accordingly, Delaware law will govern the perfection of the Trustee's security interest in the Borrower Loans and associated contract rights.  Sections 9-310(a) and 9-501(a)(2) of the Delaware Uniform Commercial Code require that financing statements be filed with the Delaware Secretary of State to perfect security interests in payment intangibles and other general intangibles.  Accordingly, the Company will perfect the Trustee's security interest in the Borrower Loans and related contract rights (including the Borrower Registration Agreements) by filing an appropriate financing statement with the Delaware Secretary of State that identifies the Company as the Debtor and the Trustee as the Secured Party.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

The NYUCC does not contain provisions specifically addressing the perfection of security interests in electronic notes.  It does set forth in Section 9-105 specific actions required to perfect security interests in electronic chattel paper by control (as permitted by Section 9-314).  The Borrower Loans are not "chattel paper" as defined in Section 9-102(a)(11) because the borrower's payment obligations are not secured and do not evidence a lease.  In addition, as discussed above, the Company believes that the Borrower Loans and associated contract rights should be characterized as "payment intangibles" and "general intangibles" under the NYUCC and that the Trustee's security interest can and will be perfected as described above.  Nonetheless, as some uncertainty could exist under the NYUCC as to the actions required to perfect a security interest in electronic notes, and as an analogy could be drawn between electronic notes and electronic chattel paper, the Company will also take in relation to the Borrower Loans the actions that Section 9-105 contemplates in relation to electronic chattel paper.  Specifically, the Servicer will agree in the Servicing Agreement, for the benefit of both the Company and the Trustee, that it will (i) hold the Borrower Loan documentation as custodian for the Trustee, (ii) clearly indicate in its records that such documentation is subject to the lien of the Indenture, and (iii) not assign such documentation or the Company's rights thereunder to any person other than the Trustee without the Trustee's consent and participation (other than certain permitted assignments as discussed in our response to comment no. 19 below).  These covenants by the Servicer should help to establish the perfection of the Trustee's security interest by control (in addition to perfection by filing as described above).

Section 6.12(b)

Pursuant to Section 6.12(b), the Company will grant the Trustee a security interest over "the Deposit Account and all money and other property from time to time credited to the Deposit Account."  The Deposit Account is the account into which collections on the Borrower Loans will be deposited.  The Deposit Account will be a "deposit account" (as defined in Section 9-102(a)(29) of the NYUCC) that is held by the Trustee in the name of the Company.  Pursuant to Section 9-304(a) of the NYUCC, the perfection of security interests in deposit accounts is governed by the local law of the bank's jurisdiction.  As the Indenture is governed by New York law, pursuant to Section 9-304(b)(2) the bank's jurisdiction will be deemed to be New York.  Accordingly, the NYUCC will govern the perfection of the Trustee's security interest in the Deposit Account.  Under Section 9-314(a) of the NYUCC, a security interest in a deposit account may be perfected by control as provided in Section 9-104.  Section 9-104(a)(1) states that a secured party has "control" of a deposit account if the secured party is the bank with which the deposit account is maintained.  It follows that the Trustee will have a perfected security interest in the Deposit Account since, as stated, the Company will maintain the Deposit Account with the Trustee.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

Servicing Agreement, page 68

16.	Revise this section to identify the “specified portion of” the fees that Prosper Funding may retain out of the fees otherwise payable to the servicer.

Response:  We have revised this section to provide a more detailed description of how the PMI Servicing Fee will be calculated.

Director Compensation, page 89

17.
We note that the GSS directors will be compensated for their participation on the Board.  Please disclose any compensation arrangement or provide a description of material factors necessary to an understanding of the director compensation.

Response:  We respectfully submit that we do not compensate any of our directors.  Although we pay an annual fee to Global Securitization Services, LLC (“GSS”), that fee is intended to compensate GSS for its services in identifying and providing us with suitable candidates to serve as independent directors.  We are not otherwise under any obligation to compensate GSS or the directors provided by GSS.  Further, we do not have any arrangement with GSS pursuant to which GSS will use the fees it receives from us to compensate the persons who will serve as our independent directors.

We are not aware of GSS’s compensation practices, but even if GSS were to use some or all of our payment to compensate the persons it identified to serve as our independent directors, we respectfully submit that we would not be required to disclose such arrangement.  That is because we are not privy to, much less a party to, any such arrangement and therefore we have not entered into any arrangement with GSS “where a purpose of the transaction is to furnish compensation to any such named executive officer or director” as contemplated by Item 402(a)(2) of Regulation S-K.

Exhibits

18.	Please file outstanding exhibits with your next amendment or tell us why you are unable to do so.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

Response:  On April 26, 2012, we withdrew our application for confidential treatment of information contained in the Servicing Agreement between Prosper Funding and Prosper Marketplace, Inc.  Accordingly, we have filed an unredacted copy of the Servicing Agreement with our second amended Registration Statement.  We are still in the process of negotiating the terms of the remaining outstanding exhibits.  We will file the exhibits as soon as practicable.

Exhibit 4.2; Form of Indenture

19.
We note that the company provides a global grant of security interests to the Indenture Trustee in all the borrower loans and promissory notes.  Please advise the staff how Prosper Funding will remove the loans and promissory notes from the security interest in the event that they the notes need to be transferred to another entity, including as part of a collections effort.  Please specifically address how you intend to comply with Section 314(d) of the Trust Indenture Act of 1933.

Response:  A provision will be added to the Indenture to allow the Company to sell, transfer or otherwise dispose of the Borrower Loans and related promissory notes (the “Loan Collateral”), without consent of the Indenture Trustee, and free and clear of any lien created by the Indenture, if such sale, transfer or disposition of Loan Collateral is made by the Company (or by the Servicer on its behalf) for the purpose of realizing the value of the Loan Collateral.  This provision also will authorize the Company to release from the lien of the Indenture any Borrower Loan that remains unpaid on its Final Maturity Date "Charged-Off Loans").  As described in the prospectus (see, e.g., pages 13 and 66), Note holders are not entitled to receive any further payments on their notes if the underlying Borrower Loans have become Charged-Off Loans and, accordingly, such Borrower Loans should not continue to constitute collateral.

The Company believes that any Charged-Off Loans that are released from the lien of the Indenture will be released in the ordinary course of the Company’s business of holding and servicing the Borrower Loans.  To comply with Section 314(d) of the Trust Indenture Act of 1939, we will add to the Indenture a provision requiring the Company to deliver to the Trustee semi-annual certificates, each signed by two officers of the Company, confirming that during the preceding semi-annual period any collateral released from the lien of the Indenture was released in the ordinary course of the Company’s business and that all proceeds therefrom were applied by the Company in accordance with the Indenture.  This provision will further require the Company to deliver to the trustee a certificate of fair value in compliance with Section 314(d) in relation to any collateral that is to be released from the Indenture other than in the

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

Company’s ordinary course of business.  We believe that these undertakings will satisfy the requirements of Section 314(d) as construed in applicable no-action letters.37

Exhibit 10.4; Form of Servicing Agreement

20.
We note that PMI’s servicing fee is calculated by subtracting amounts “accrued by the Company for such periods for its repurchase obligations under the Lender Registration Agreements with respect to Securities sold during such period.”  However, the term “period” does not appear to be defined.  In addition, given the time lag between when a security is sold and when the repurchase obligation arises, it appears that these obligations may pose a risk to other the proceeds payable to other Lenders if Prosper Funding is unable to pay its commitment to Lenders subject to identify fraud.

Response:  We have revised Exhibit C to the servicing agreement between PMI and Prosper Funding LLC to clarify that the PMI servicing fee will be calculated with respect to each calendar quarter during the term of the agreement.

Before we commence our offering, PMI will make an additional capital contribution to us of approximately $3 million,.  Under our servicing agreement with PMI, we are entitled to retain 5% of all origination fees we receive through the platform.  In addition, we are entitled to retain as much of the remaining origination fees and any servicing and insufficient funds fees that we receive in each quarter as is necessary to cover the sum of (i) our fees and expenses during the quarter under any third-party agreements relating to the operation of the platform and (ii) the amount we accrue in the quarter for our repurchase and indemnification obligations. Between PMI’s capital contribution and the fee income we retain under the servicing agreement, we believe our capital will be sufficient to meet all of our reasonably anticipated obligations, including our indemnification and repurchase obligations.

*           *           *           *           *           *           *

37 See, e.g., Algoma Steel Inc., SEC No-Action Letter (Dec. 23, 2002).

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 29, 2012

In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the foregoing.  Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 2 thereto, to Keir D. Gumbs at Covington & Burling LLP at (202) 662-5500.

Very truly yours,
/s/ Sachin Adarkar
Sachin Adarkar
Secretary

cc:	Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004